Exhibit 17.1

From:

Mukund Kulkarni, PhD, MBA	July 31, 2019

To:

Anil R. Diwan

Chairman of the Board

NanoViricides, Inc.

Dear Anil,

I have previously expressed my desire to retire from the Board of Directors of NanoViricides. Inc. to you and the other Board members due to health reasons. Now that a new member of the Board of Directors has been appointed, please consider this as my official resignation from the Board of Directors of NanoViricides, Inc. effective immediately.

Please be assured that I do not have any disagreements with the Company’s Management team on any matter including but not limited to the Company’s operations, policies or practices. I believe that the Company has always been run in the best interests of its shareholders.

It has been my pleasure to serve on the Board with such esteemed colleagues. I believe that the Company has made great strides towards taking its technology from the lab into the clinic, despite limited funding and other resource limitations compared to other bio-pharma companies. It has concurrently increased the depth and breadth of its fundamental capabilities to ensure a successful launch of its product platform. I believe that the Company has a great future.

Sincerely,

/s/ Mukund Kulkarni

Mukund Kulkarni.